SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under Section 14(d)(4)
of the Securities Exchange Act of 1934
(Amendment No. 4)

APPLIED SIGNAL TECHNOLOGY, INC.
(Name of Subject Company)

APPLIED SIGNAL TECHNOLOGY, INC.
(Name of Person Filing Statement)

Common Stock, without par value
(Title of Class of Securities)
038237103
(CUSIP Number of Class of Securities)
William B. Van Vleet III
President and Chief Executive Officer
460 West California Avenue
Sunnyvale, California 94086
(408) 749-1888
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

Copy to:
Jason C. Harmon, Esq.
DLA Piper LLP (US)
6225 Smith Avenue
Baltimore, Maryland 21209
(410) 580-4170

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     This Amendment No. 4 (this “Amendment No. 4”) amends and supplements Item 8 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed with the U.S. Securities and Exchange Commission on December 30, 2010, by Applied Signal Technology, Inc., a California corporation (the “Company”), as amended or supplemented from time to time (the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by RN Acquisition Company, a California corporation (“Purchaser”), a wholly owned subsidiary of Raytheon Company, a Delaware corporation (“Parent”), and pursuant to which Purchaser has offered to purchase all of the outstanding shares of common stock, without par value, of the Company (the “Shares”) that are not already owned by Parent and its subsidiaries at a price of $38.00 per Share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in Purchaser’s Offer to Purchase dated December 30, 2010 and the related Letter of Transmittal, as each may be amended or supplemented from time to time.
     Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 4. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.
Item 8. Additional Information.
     Item 8 of the Schedule 14D-9 is hereby amended and supplemented by replacing the paragraph prior to the section entitled “Financial Forecasts” with the following:
Litigation
“On January 11, 2011, a putative shareholder class action lawsuit was filed in the Superior Court of the State of California, County of Santa Clara (the “Court”), captioned Jarackas v. Applied Signal Technology, Inc., et al. (Case No. 111 CV 191643) against the Company, the members of its board of directors, Raytheon Company and RN Acquisition Company (the “Complaint”). The Complaint alleges that the members of the Company’s board of directors breached their fiduciary duties in connection with the board’s recommendation to the Company’s stockholders to accept the Offer, authorizing the Company to enter into the Merger Agreement and the disclosures regarding the Offer and the Merger. The Complaint alleges that Parent and the Purchaser aided and abetted the board of directors’ breach of fiduciary duties. The Complaint seeks injunctive relief and does not seek an award of money damages. On January 18, 2011, the plaintiff filed an ex parte application for a temporary restraining order to enjoin the Purchaser from accepting any Shares tendered in the Offer except under certain circumstances. On January 20, 2011, the Court denied the plaintiff’s ex parte application for the temporary restraining order. The foregoing summary of the Complaint does not purport to be complete and is qualified in its entirety by reference to the Complaint, which is filed as Exhibit (a)(14) to this Schedule 14D-9. The Company believes the allegations in the Complaint are without merit and intends to defend vigorously the action.”

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

APPLIED SIGNAL TECHNOLOGY, INC.
By:	/s/ William B. Van Vleet III
	Name:	William Van Vleet III
	Title:	President and Chief Executive Officer

Dated: January 21, 2011